legal & compliance, llc

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ.

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

MARC S. WOOLF, ESQ.

 _____________________________

OF COUNSEL:

CRAIG D. LINDER, ESQUIRE

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

June 9, 2017

VIA ELECTRONIC EDGAR FILING

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AG Acquisition Group, Inc.
Registration Statement on Form 10
Filed May 4, 2017
File No. 000-55785

Dear Mr. Schwall:

We have electronically filed herewith on behalf of AG Acquisition Group, Inc. (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form 10 (“Amendment No. 1”). Amendment No. 1 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Howard Gostfrand dated May 31, 2017. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Risk Factors, page 7

We are dependent on the services of our officers and directors, page 7

Comment 1. Please disclose whether or not Ms. Anthony or Mr. Gostfrand has prior experience with “blank check” companies and locating potential companies with which to engage in a business combination.

Response: In Amendment No. 1, the Company has revised this risk factor consistent with the Staff’s comment.

Management has broad discretion over the selection of our prospective business, page 7

Comment 2. Please revise this risk factor to clarify that the Company’s two shareholders are companies solely owned by Ms. Anthony and Mr. Gostfrand.

Response: In Amendment No. 1, the Company has revised this risk factor to clarify that the Company’s two shareholders are companies solely owned by Ms. Anthony and Mr. Gostfrand.

Mr. H. Roger Schwall

Securities and Exchange Commission

June 9, 2017

Our officers and directors could have future conflicts of interest in determining business opportunities, page 8

Comment 3. You disclose that in the event management has multiple business affiliations, they may have similar legal obligations to present certain business opportunities to multiple entities. In this regard, we note that Mr. Gostfrand, your Chief Executive Officer, is also the President of American Capital Ventures and Senior Adviser at PCG Advisory Group, and that Laura Anthony, your Chief Financial Officer, is also the founding partner of Legal & Compliance, LLC and the sole member of Leone Group, LLC. Please revise this risk factor to identify the activities of these and any other businesses in which your officers and directors are involved and more specifically address the risks associated with any conflicts of interest your business may have with these outside activities.

Response: The Company acknowledges the Staff’s comment and has revised this risk factor accordingly in Amendment No. 1.

Directors and Executive Officers, page 15

Comment 4. Please revise Mr. Gostfrand’s biographical sketch to include his recent appointment as Senior Adviser at PCG Advisory Group. See Item 401(e) of Regulation S-K.

Response: In Amendment No. 1, the Company has revised its disclosure under “Directors and Executive Officers” to include disclosure regarding Mr. Gostfrand’s position as a senior advisor at PCG Advisory Group.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 5. We note you have disclosure on page F-8 indicating that the current financial condition of the company raises substantial doubt about its ability to continue as a going concern. Please ask your auditor to tell us how they assessed whether there is substantial doubt about the entity’s ability to continue as a going concern and the reasons why they have not included a related explanatory paragraph in the audit opinion, as would ordinarily be required under PCAOB AS 3101.11(b).

Response: The Company’s auditor has provided the Company with a revised opinion that includes explanatory language regarding the substantial doubt about the Company’s ability to continue as a going concern. The revised opinion is included in Amendment No. 1.

Exhibits

Comment 6. Your exhibit index indicates that all of your exhibits except your auditor’s consent were filed with a previous Form 10 even though this Form 10 is your initial filing. Please file all your exhibits and update the exhibit index accordingly.

Response: The Company has filed the required exhibits with Amendment No. 1 and has updated the exhibit index accordingly.

If the Staff has any comments regarding Amendment No. 1 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	John Cannarella/U.S. Securities and Exchange Commission
Karl Hiller/U.S. Securities and Exchange Commission
Irene Barberena-Meissner/U.S. Securities and Exchange Commission
Kevin Dougherty/U.S. Securities and Exchange Commission
Howard Gostfrand/AG Acquisition Group, Inc.